Exhibit 99.1

Hydro One Limited Announces Voting Results from Annual Meeting of Shareholders

– Board of Directors welcomes new members –

TORONTO, June 2, 2023 – Hydro One Limited (Hydro One) (TSX: H), in accordance with Toronto Stock Exchange requirements, announced the voting results from its annual meeting of shareholders (AGM) held virtually and in person in Thunder Bay, Ontario, on June 2, 2023.

A total of 497,546,183 shares representing 83.05% of Hydro One’s issued and outstanding common shares were voted in connection with the meeting. Shareholders voted in favour of all items of business put forth at the meeting as follows:

Election of Directors

Each of the 11 director nominees listed in the information circular for the 2023 AGM was elected as a director of Hydro One to serve until the next annual meeting of shareholders or until their respective successors are elected or appointed. This includes new directors Mitch Panciuk, Helga Reidel and Brian Vaasjo who replace William Sheffield, Blair Cowper-Smith and Russel Robertson who did not stand for re-election.

Director	Votes For (Percent)	Votes Withheld (Percent)
Cherie Brant	98.63%	1.37%
David Hay	99.06%	0.94%
Timothy Hodgson	98.92%	1.08%
David Lebeter	99.83%	0.17%
Stacey Mowbray	99.27%	0.73%
Mitch Panciuk	99.83%	0.17%
Mark Podlasly	99.68%	0.32%
Helga Reidel	99.81%	0.19%
Melissa Sonberg	98.62%	1.38%
Brian Vaasjo	99.95%	0.05%
Susan Wolburgh Jenah	98.18%	1.82%

“On behalf of the Board, I would like to thank Mr. Cowper-Smith, Mr. Robertson and Mr. Sheffield for their valuable service to the company since 2018,” said Tim Hodgson, Chair, Board of Directors, Hydro One. “We are excited to welcome Mr. Panciuk, Ms. Reidel and Mr. Vaasjo who bring exceptional knowledge in their respective fields and will help guide Hydro One as the demand for electricity infrastructure to enable economic growth and a clean energy future continues to increase.”

About Mitch Panciuk

Mitch Panciuk is the managing partner of Boston Pizza in Belleville, Ontario, and previously served as the Mayor of the City of Belleville from 2018 to 2022. Since 2001 Mr. Panciuk has owned and operated Boston Pizza Belleville, was also a multi-unit operating partner and had multiple elected terms as an Ontario member of the Boston Pizza International Franchisee Advisory Council. Prior to his election as Mayor of the City of Belleville, he served as Belleville Ward City Councillor. Under his leadership, the City of Belleville transformed into a destination city leading Eastern Ontario in population growth and in 2021 was the fourth best community in Canada to live as ranked by Maclean’s magazine.

Mr. Panciuk served on the board of Elexicon Corporation from 2018 to 2022 where he chaired the Audit, Finance and Risk Management Committee. Mr. Panciuk holds his Chartered Director (C.Dir.) Designation from The Director’s College, DeGroote School of Business, McMaster University and a Bachelor of Arts from the University of Alberta.

About Helga Reidel

Helga Reidel is a corporate director. Ms. Reidel most recently served as President and Chief Executive Officer of ENWIN Utilities Ltd. from 2016 to 2022. Prior to that, she served as Chief Administrative Officer for the Corporation of the City of Windsor from 2009 to 2016 and brings more than 34 years of senior executive and board director experience in the public and private sectors. Ms. Reidel currently sits on the board of Corby Spirit and Wine Ltd, the Windsor Detroit Bridge Authority, is Chair of the Board of Governors of the University of Windsor, and Trustee of WISE Trust. She is also a Founding Member of the Detroit/Windsor/Toledo Arm of the Private Directors Association, where she previously also held the position of Treasurer. Ms. Reidel previously held a number of volunteer appointments, including the United Way Centraide-Windsor Essex, the Windsor Public Library Board, and the Windsor Essex Children’s Aid Society.

Ms. Reidel is a graduate of the University of Windsor with degrees in Commerce and Education. She is a Chartered Professional Accountant (FCPA, FCA), and holds her OCT from the Ontario College of Teachers and holds her ICD.D.

About Brian Vaasjo

Brian Vaasjo recently retired from his position as President and CEO of Capital Power, a power generation company, a position he held since Capital Power’s Initial Public Offering in 2009. Under his leadership, Capital Power became Alberta’s leading developer of new power generation and successfully acquired and developed power generation projects in British Columbia, Ontario, and the United States. Prior to that, Mr. Vaasjo held various positions at EPCOR Utilities including serving as President of EPCOR’s Energy Division and as Executive Vice President and Chief Financial Officer, commencing in 1998. For 19 years before that, he held various positions with the predecessor companies to Enbridge.

Mr. Vaasjo served on Capital Power’s board from 2009 to 2023 and the Capital Power Income LP Board from 2005 to 2011, the latter of which he chaired from 2009 to 2011. His other directorships have included the Alberta Health Services Board, Shock Trauma Air Rescue Board (STARS), where he served as chairman, and the United Way of the Alberta Region, for which he also served as chairman. He currently serves as a Member of the Advisory Council to the Dean of Medicine and Dentistry at the University of Alberta.

Mr. Vaasjo holds a Bachelor of Education degree and an MBA from the University of Alberta. He is also Fellow of the Institute of Chartered Professional Accountants (FCPA).

Appointment of External Auditors

KPMG LLP was appointed as Hydro One’s external auditors for the ensuing year and the directors were authorized to fix their remuneration.

Votes For (Percent)	Votes Withheld (Percent)
99.83%	0.17%

Advisory Resolution on Approach to Executive Compensation

The advisory resolution on Hydro One’s approach to executive compensation was approved.

Votes For (Percent)	Votes Withheld (Percent)
94.89%	5.11%

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability, and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedar.com or www.sec.gov.

For more information about everything Hydro One, please visit www.hydroone.com where you can find additional information including links to securities filings, historical financial reports, and information about the Company’s governance practices, corporate social responsibility, customer solutions, and further information about its business.

For further information, please contact:

Investors:

Omar Javed, Vice President, Investor Relations

investor.relations@hydroone.com

416-345-5943

Media:

Jay Armitage, Vice President, Communications and Marketing

media.relations@hydroone.com

416-345-6868